Exhibit (a)(2)(B)
Dear Financial Advisor,
Affiliates of MacKenzie Capital Management commenced a mini tender offer to purchase up to 225,000 shares of the outstanding common stock (the “Common Stock”), par value $0.001 per share (the “Shares”), of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company”) at a price of $4.50 per Share in cash (the “MacKenzie Offer”).
In response to the MacKenzie Offer, the Company is commencing a tender offer (the “Company Offer”) for up to 225,000 shares at a price of $5.00 per share, expiring on July 24, 2020. The Company Offer is at a higher price than the MacKenzie Offer.
The Company’s board of directors (the “Board”) has evaluated the terms of both offers and notes that, although the Company Offer is at a higher price than the MacKenzie Offer, the price in both offers is significantly less than the estimated per-share net asset value of the Company’s common stock (“Estimated Per-Share NAV”) of $11.82 per share as of September 30, 2019.(1)
Although the Company Offer is superior to the MacKenzie Offer, the Board unanimously recommends that stockholders NOT tender their shares pursuant to the Company Offer or the lower MacKenzie Offer
For additional information, please access our SEC filings related to this matter, available on the SEC’s web site at www.sec.gov.
Please follow the links below if you would like to see a copy of the Letter that will be mailed to Stockholders regarding the Board recommendation or the Schedule TO filed with the Securities and Exchange Commission in response to MacKenzie’s offer, which is available for free on our website at www.lightstoneshareholderservices.com.
Please see links below for a copy of letters to investors:
Letter to Stockholders - re Tender Offer
Schedule TO
Sincerely,
The Lightstone Shareholder Services Team
(1)
For important information regarding the methodologies, assumptions and limitations used to determine the Estimated Per-Share NAV, see the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 30, 2020 (the “2020 Annual Report”). The Board notes the Estimated Per-Share NAV is subject to the methodologies, assumptions and limitations described in the 2020 Annual Report. The Estimated Per-Share NAV was calculated as of a specific date, and the value of Shares will fluctuate over time. In addition, the outbreak of COVID-19, together with the resulting restrictions on travel and quarantines imposed, has had a negative impact on the economy and business activity globally. The extent to which our business may be affected by COVID-19 will largely depend on future developments with respect to the continued spread and treatment of the virus, which we cannot accurately predict. These risks are not priced into our September 30, 2019 Estimated Value-Per Share NAV.

Forward-Looking Statements
The foregoing includes forward-looking statements. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project” or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond the Company’s control and which could materially affect actual results, performances or achievements. Risks and other factors that might cause differences, some of which could be material, include, but are not limited to, economic and market conditions, competition, tenant or joint venture partner(s) bankruptcies, changes in governmental, tax, real estate and zoning laws and regulations, failure to increase tenant occupancy and operating income, rejection of leases by tenants in bankruptcy, financing and development risks, construction and lease-up delays, cost overruns, the level and volatility of interest rates, the rate of revenue increases versus expense increases, the financial stability of various tenants and industries, the failure of the Company (defined herein) to make additional investments in real estate properties, the failure to upgrade our tenant mix, restrictions in current financing arrangements, the failure to fully recover tenant obligations for common area maintenance (“CAM”), insurance, taxes and other property expenses, the failure of the Company to continue to qualify as a real estate investment trust (“REIT”), the failure to refinance debt at favorable terms and conditions, an increase in impairment charges, loss of key personnel, failure to achieve earnings/funds from operations targets or estimates, conflicts of interest with the Company’s advisor, sponsor and their affiliates, failure of joint venture relationships, significant costs related to environmental issues and uncertainties regarding the impact of the current COVID-19 pandemic, and restrictions intended to prevent its spread on our business and the economy generally, as well as other risks listed from time to time in this Form 10-Q, our Form 10-K and in the Company’s other reports filed with the SEC In particular, the methodology used to determine the Estimated Per-Share NAV is based upon a number of estimates and assumptions that may prove later not to be accurate or incomplete. Accordingly, there is no assurance that the Company’s expectations will be realized.
Our mailing address is:
P.O. Box 219002, Kansas City, MO 64121-9002
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